[TWP Letterhead]
Via Facsimile and EDGAR
January 30, 2006
Mr. Mark Webb,
     Legal Branch Chief,
          Division of Corporation Finance,
               Securities and Exchange Commission,
                    100 F Street, N.E.,
                         Washington, D.C. 20549.

Re:	Thomas Weisel Partners Group, Inc.
Registration Statement on Form S-1
File No. 333-129108

Dear Mr. Webb:
          In accordance with Rule 461 under the Securities Act of 1933, we hereby request acceleration of the effective date of the Registration Statement on Form S-1 (No. 333-129108) (the “Registration Statement”) of Thomas Weisel Partners Group, Inc. (the “Registrant”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Washington, D.C. time, on February 1, 2006, or as soon as practicable thereafter, unless we request by telephone that the Registration Statement be declared effective at some other time. By separate letter, the underwriters of the issuance of the securities registered pursuant to the Registration Statement join in this acceleration request.
          The Registrant is aware of its obligations under the Securities Act of 1933. In requesting acceleration of the effectiveness of the Registration Statement, the Registrant acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Sullivan & Cromwell LLP, by calling Scott D. Miller at (650) 461-5620. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of the Registration Statement be sent to Mr. Miller by facsimile at (650) 461-5700.

          Please do not hesitate to call Mr. Miller at (650) 461-5620 if you have any questions regarding this request.

Very truly yours,

/s/ David A. Baylor

Name: David A. Baylor
Title: Chief Administrative Officer

cc:	Gregory Dundas
(Securities and Exchange Commission)

Mark P. Fisher
Robert K. West
Jack Helfand
(Thomas Weisel Partners Group, Inc.)

Jeffrey D. Saper
Robert G. Day
(Wilson Sonsini Goodrich & Rosati, P.C.)